August 3, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Ajax Corp.

Registration Statement on Form S-3

File Number 333-239182 (“Registration Statement”)

Ladies and Gentlemen:

Great Ajax Corp. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 4:05 p.m. Eastern time on August 5, 2020, or as soon thereafter as practicable.

Please telephone the undersigned (503-226-4614) or Anna T. Pinedo of Mayer Brown LLP (212-506-2275) if you have any questions with respect to the foregoing.

*       *       *

Very truly yours,

GREAT AJAX CORP.

By:	/s/ Lawrence Mendelsohn
	Name:	Lawrence Mendelsohn
	Title:	Chief Executive Officer

cc:	Anna T. Pinedo

Mayer Brown LLP